# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oatly Group AB, CIK 0001843586
CUSIP: 67421J207
Title of class of securities: Ordinary shares, par value $0.00018 (SEK 0.0015) per share
Address of issuer's principal executive offices: Angfarjekajen 8, Malmo, Sweden (V7), 211 19
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-030337
Filed by CIK 0001484870

## Reporting persons
- BXG Redhawk S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 57,408,592; shared voting power 0; sole dispositive power 57,408,592; shared dispositive power 0; aggregate amount beneficially owned 57,408,592 (9.3% of the class)
- BXG SPV ESC (CYM) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 547,113; shared voting power 0; sole dispositive power 547,113; shared dispositive power 0; aggregate amount beneficially owned 547,113 (0.1% of the class)
- BXG Redhawk Holdings (CYM) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 57,408,592; sole dispositive power 0; shared dispositive power 57,408,592; aggregate amount beneficially owned 57,408,592 (9.3% of the class)
- BXG Holdings Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 57,408,592; sole dispositive power 0; shared dispositive power 57,408,592; aggregate amount beneficially owned 57,408,592 (9.3% of the class)
- Blackstone Growth Associates L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 57,408,592; sole dispositive power 0; shared dispositive power 57,408,592; aggregate amount beneficially owned 57,408,592 (9.3% of the class)
- BXGA L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 57,408,592; shared voting power 0; sole dispositive power 57,408,592; shared dispositive power 0; aggregate amount beneficially owned 57,408,592 (9.3% of the class)
- BXG Side-by-Side GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 547,113; shared voting power 0; sole dispositive power 547,113; shared dispositive power 0; aggregate amount beneficially owned 547,113 (0.1% of the class)
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 57,955,706; shared voting power 0; sole dispositive power 57,955,706; shared dispositive power 0; aggregate amount beneficially owned 57,955,706 (9.4% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 57,955,706; shared voting power 0; sole dispositive power 57,955,706; shared dispositive power 0; aggregate amount beneficially owned 57,955,706 (9.4% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 57,955,706; shared voting power 0; sole dispositive power 57,955,706; shared dispositive power 0; aggregate amount beneficially owned 57,955,706 (9.4% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 57,955,706; shared voting power 0; sole dispositive power 57,955,706; shared dispositive power 0; aggregate amount beneficially owned 57,955,706 (9.4% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 57,955,706; shared voting power 0; sole dispositive power 57,955,706; shared dispositive power 0; aggregate amount beneficially owned 57,955,706 (9.4% of the class)

## Item 1. Issuer
Name of issuer: Oatly Group AB
Address of issuer's principal executive offices: Angfarjekajen 8, Malmo, Sweden 211 19

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) BXG Redhawk S.a r.l.

(ii) BXG SPV ESC (CYM) L.P.

(iii) BXG Redhawk Holdings (CYM) L.P.

(iv) BXG Holdings Manager L.L.C.

(v) Blackstone Growth Associates L.P.

(vi) BXGA L.L.C.

(vii) BXG Side-by-Side GP L.L.C.

(viii) Blackstone Holdings II L.P.

(ix) Blackstone Holdings I/II GP L.L.C.

(x) Blackstone Inc.

(xi) Blackstone Group Management L.L.C.

(xii) Stephen A. Schwarzman

As of March 31, 2025, BXG Redhawk S.a r.l. beneficially owns an aggregate of 57,408,592 ordinary shares, par value $0.00018 (SEK 0.0015) per share (the "Ordinary Shares") of Oatly Group AB (the "Issuer") represented by American Depositary Shares, evidenced by American Depositary Receipts, each representing twenty Ordinary Shares consisting of 39,402,666 Ordinary Shares held directly and Ordinary Shares which may be received upon conversion of $24,488,060.00 of 9.25% Convertible Senior PIK Notes due 2028 (the "Convertible Notes") (18,005,926 Ordinary Shares as of March 31, 2025) and BXG SPV ESC (CYM) L.P. (together with BXG Redhawk S.a r.l., the "Blackstone Funds") beneficially owns an aggregate of 547,113 Ordinary Shares consisting of 375,516 Ordinary Shares held directly and Ordinary Shares which may be received upon conversion of $233,372.00 of Convertible Notes (171,597 Ordinary Shares as of March 31, 2025). The CUSIP referenced below in Item 2(e) applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing twenty Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

The Convertible Notes are convertible at the option of each holder at a conversion rate of approximately 27.20 American Depositary Shares, each representing twenty Ordinary Shares, per $1.00 principal amount of Convertible Notes (the "Conversion Rate"), which is equal to a conversion price of approximately $1.36 per Ordinary Share. The Conversion Rate is subject to customary anti-dilution adjustments and certain other adjustments. The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Issuer's option. All of the computations and share amounts used herein do not give effect to any accretion of interest on the Convertible Notes or the payments of any interest in-kind until the time of such declaration and payment.

BXG Redhawk S.a r.l. is controlled by BXG Redhawk Holdings (CYM) L.P., the general partner of which is BXG Holdings Manager L.L.C. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C. and BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P. Blackstone Holdings II L.P. is the managing member of BXGA L.L.C. The general partner of BXG SPV ESC (CYM) L.P. is BXG Side-by-Side GP L.L.C. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by each of BXG Redhawk S.a r.l. and BXG SPV ESC (CYM) L.P. but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than BXG Redhawk S.a r.l. and BXG SPV ESC (CYM) L.P.) is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.

The foregoing includes a summary of certain terms of the Convertible Notes, and is qualified in its entirety to the terms of such Convertible Notes as set forth in the Indenture Agreement, dated March 23, 2023, between the Issuer and U.S. Bank Trust Company, National Association, as Trustee, filed as Exhibit 4.7 to the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 20, 2023.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Calculation of the percentage of Ordinary Shares beneficially owned is based on 598,559,840 Ordinary Shares outstanding as of February 25, 2025, as set forth in the Form F-3 filed by the Issuer with the Securities and Exchange Commission on March 25, 2025 and assumes the conversion of the Convertible Notes held by the Blackstone Funds.

Each of the Reporting Persons may be deemed to be the beneficial owner of the Ordinary Shares listed on such Reporting Person's cover page. As of March 31, 2025, BXG Redhawk S.a.r.l. directly holds 39,402,666 Ordinary Shares and $24,488,060.00 of Convertible Notes and BXG SPV ESC (CYM) L.P. directly holds 375,516 Ordinary Shares and $233,372.00 of Convertible Notes. See Item 2
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Ordinary Shares listed on such Reporting Person's cover page.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BXG Redhawk S.a r.l.: /s/ John Sutherland, John Sutherland, Authorized Signatory, Class A Manager (05/08/2025)
- BXG Redhawk S.a r.l.: /s/ Romain Jay, Romain Jay, Authorized Signatory, Class B Manager (05/08/2025)
- BXG Redhawk S.a r.l.: /s/ Omar Rehman, Omar Rehman, Chief Compliance Officer and Secretary, Blackstone Capital Partners Holdings Director L.L.C., Class B Manager (05/08/2025)
- BXG SPV ESC (CYM) L.P.: /s/ Joshua Shapiro, Joshua Shapiro, Chief Compliance Officer and Secretary of BXG Side-by-Side GP L.L.C., its general partner (05/08/2025)
- BXG Redhawk Holdings (CYM) L.P.: /s/ Joshua Shapiro, Joshua Shapiro, Chief Compliance Officer and Secretary of BXG Holdings Manager L.L.C., its general partner (05/08/2025)
- BXG Holdings Manager L.L.C.: /s/ Joshua Shapiro, Joshua Shapiro, Chief Compliance Officer and Secretary (05/08/2025)
- Blackstone Growth Associates L.P.: /s/ Joshua Shapiro, Joshua Shapiro, Chief Compliance Officer and Secretary, Blackstone Growth Associates L.P., its GP, by: BXGA L.L.C., its GP (05/08/2025)
- BXGA L.L.C.: /s/ Joshua Shapiro, Joshua Shapiro, Chief Compliance Officer and Secretary (05/08/2025)
- BXG Side-by-Side GP L.L.C.: /s/ Joshua Shapiro, Joshua Shapiro, Chief Compliance Officer and Secretary (05/08/2025)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, Blackstone Holdings I/II GP L.L.C., its general partner (05/08/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (05/08/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (05/08/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (05/08/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (05/08/2025)